                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  AdStar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock ($.0001 par value per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00737P 104
                     --------------------------------------
                                 (CUSIP Number)

                                 Crane H. Kenney
              Senior Vice President, General Counsel and Secretary
                                 Tribune Company
                              435 N. Michigan Ave.
                                Chicago, IL 60611
                            Telephone: (312) 222-9100

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 23, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                         (Continued on following pages)

                                 (Page 1 of 11)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                      13D
                                                              Page 2 of 11 Pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Tribune Company
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
              36-1880355
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a) |_|
                                                                         (b) |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                         |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------
------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         2,643,457(1)
         BENEFICIALLY           ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          -0-
          REPORTING             ---------- -------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          2,643,457(1)
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           -0-
------------------------------- ---------- -------------------------------------
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,643,457(1)
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13 24.2% (based on 8,258,214 shares of Common Stock issued and outstanding on November 22, 2002 plus the Common Stock covered by this report)
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

(1) The shares of Common Stock of AdStar, Inc. covered by this report may be acquired by Tribune Company upon conversion of (a) 1,443,457 shares of Series A Convertible Preferred Stock of AdStar, Inc. and (b) 1,200,000 shares of Series B-1 Convertible Preferred Stock of AdStar, Inc.

                                                              Page 3 of 11 Pages



Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.0001 par value (the "Common Stock"), of AdStar, Inc. ("AdStar"). AdStar's principal executive offices are located at 4553 Glencoe Avenue, Suite 325, Marina del Rey, California 90292.


Item 2.  Identity and Background.

         This statement is filed by Tribune Company, a Delaware corporation ("Tribune"). Tribune is a media and entertainment company. Through its subsidiaries, Tribune is engaged in newspaper publishing, television and radio broadcasting and entertainment, and the development and distribution of information and entertainment through the Internet. Tribune was founded in 1847 and incorporated in Illinois in 1861. As a result of a corporate restructuring in 1968, Tribune became a holding company incorporated in Delaware. Tribune's principal executive offices are located at 435 N. Michigan Avenue, Chicago, IL 60611 (telephone (312) 222-9100).

         Tribune has not and, to the best of Tribune's knowledge, none of its respective executive officers or directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each director and executive officer of Tribune is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration.

         Tribune acquired 1,443,457 shares of Series A Convertible Preferred Stock, $.0001 par value per share (the "Series A Shares"), on March 18, 2002, as previously reported on Tribune's report on Schedule 13G filed with the Securities and Exchange Commission on March 28, 2002. On December 23, 2002, Tribune acquired 1,200,000 shares of AdStar's Series B-1 Convertible Preferred Stock, $.0001 par value per share (the "Series B-1 Shares"), for a purchase price of $900,000. The source of funds for the acquisition of the Series A Shares and the Series B-1 Shares was working capital. As of December 23, 2002, the Series A Shares and Series B-1 Shares were convertible into an aggregate of 2,643,457 shares of AdStar's Common Stock.

Item 4.  Purpose of Transaction.

         Purchase Agreements.

         On March 18, 2002, Tribune entered into a Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") with AdStar, a copy of which is filed as Exhibit 1 hereto, pursuant to which Tribune purchased the Series A Shares. The Series A Shares are convertible into 1,443,457 shares of Common Stock (subject to adjustment).

         On December 23, 2002, Tribune and AdStar entered into a Series B Preferred Stock Purchase Agreement a copy of which is filed as Exhibit 2 hereto (the "Series B Purchase Agreement" and, together with the Series A Purchase Agreement, the "Purchase Agreements"). Pursuant to the Series B Purchase Agreement, Tribune acquired the Series B-1 Shares and further agreed, subject to the terms and conditions set forth therein, (i) to exchange the Series B-1 Shares for an equal number of shares of AdStar's Series B-2 Convertible Preferred Stock, $.0001 par value per share (the "Series B-2 Preferred Stock"),
(ii) to acquire additional shares of Series B-2 Preferred Stock equal to the amount of all the accrued and unpaid dividends on the Series B-1 Shares divided by the Series B-2 Purchase Price (as defined below) and (iii) to purchase that number of additional shares of Series B-2 Preferred Stock as is determined by dividing $600,000 by the Series B-2 Purchase Price (the shares described in clauses (i) - (iii) collectively referred to as the "Series B-2 Shares"). Pursuant to the Series B Purchase Agreement, the Series B-2 Purchase Price shall be the lower of (i) $.75 and (ii) the average market price of AdStar's Common Stock for the ten days preceding the date of the closing of the acquisition of the Series B-2 Shares. The Series B-1 Shares are initially convertible into 1,200,000 shares of Common Stock (subject to adjustment) and the Series B-2 Shares, when issued, will be convertible into shares of Common Stock at a conversion price (subject to adjustment) which will initially be equal to the Series B-2 Purchase Price.

                                                              Page 4 of 11 Pages


         Pursuant to the Purchase Agreements, AdStar has agreed, among other things, without the prior consent of Tribune, not to (i) sell all or substantially all of its assets or consummate any transaction or series of transactions with (a) any third party that competes with CareerBuilder, Inc. or
(b) any third party who cannot or will not honor the obligations of AdStar in the Deployment Agreements (as described below), the result of which would be that the holders of AdStar's outstanding voting stock immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the beneficial owners of more than 50% of the voting stock of AdStar;
(ii) enter into or amend any employment or consulting agreement; (iii) grant to any individual options to acquire more than 30,000 shares of common stock under any employee stock option plan, and (iv) deviate materially from the operating expense and capital expense forecasts provided by AdStar to Tribune; provided, that any such deviation shall not require Tribune's written consent if approved at a meeting of the board of directors of AdStar to which Tribune was notified in advance and permitted to attend.

Certificates of Designation.

         The terms of the Series A Shares are set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the "Series A Certificate of Designation"), a copy of which is filed as Exhibit 3 hereto. The Series A Shares are entitled to receive dividends at a rate of 7% per annum. Unless all dividends on the outstanding Series A Shares shall have been paid, no dividends or other distributions may be paid to the holders of Common Stock. Upon a liquidation, dissolution or winding-up of AdStar, Tribune or the holder of the Series A Shares will be entitled to receive a liquidation preference equal to $1.244 per share, plus all accrued but unpaid dividends, before any liquidating distribution may be made with respect to the Common Stock. After such liquidation preference is paid, the holder of the Series A Shares will share equally, on an as converted basis, with all other the holders of AdStar capital stock. The Series A Shares are convertible into shares of Common Stock at a ratio of one share of Common Stock for each Series A Share. The conversion ratio is subject to anti-dilution adjustment under certain circumstances as set forth in the Series A Certificate of Designation. Tribune has the option to convert the Series A Shares to Common Stock at any time. The Series A Shares will automatically convert to Common Stock following the 24-month anniversary of the achievement of a certain price target for the Common Stock, as more specifically set forth in the Series A Certificate of Designation. Tribune has the right to vote the Series A Shares on an as-converted basis together with the holders of Common Stock as a single class on all matters, including the election of directors, submitted to AdStar's stockholders for a vote. Pursuant to the Series A Certificate of Designation, AdStar has granted Tribune preemptive rights to purchase a pro-rata amount of any new securities issued by AdStar.

         The terms of the Series B-1 Shares are set forth in the Certificate of Designation of Series B-1 Convertible Preferred Stock (the "Series B-1 Certificate of Designation"), a copy of which is filed as Exhibit 4 hereto. The Series B-1 Shares are entitled to receive dividends at a rate of 7% per annum. Unless all dividends on the outstanding Series B-1 Shares shall have been paid, no dividends or other distributions may be paid to the holders of Common Stock. Upon a liquidation, dissolution or winding-up of AdStar, Tribune or the holder of the Series B-1 Shares will be entitled to receive a liquidation preference equal to $.75 per share, plus all accrued but unpaid dividends, before any liquidating distribution may be made with respect to the Common Stock. The Series B-1 Shares are convertible into shares of Common Stock at a ratio of one share of Common Stock for each Series B-1 Share. The conversion ratio is subject to anti-dilution adjustment under certain circumstances as set forth in the Series B-1 Certificate of Designation. Tribune has the option to convert the Series B-1 Shares to Common Stock at any time. The Series B-1 Shares will automatically convert to Common Stock following the 24-month anniversary of the achievement of a certain price target for the Common Stock, as more specifically set forth in the Series B-1 Certificate of Designation. Tribune has the right to vote the Series B-1 Shares together with the holders of Common Stock as a single class on all matters, including the election of directors, submitted to AdStar's stockholders for a vote. Pursuant to the Series B-1 Certificate of Designation, AdStar has granted Tribune preemptive rights to purchase a pro-rata amount of any new securities issued by AdStar.

         The terms of the Series B-2 Shares will be set forth in a Certificate of Designation of Series B-2 Convertible Preferred Stock (the "Series B-2 Certificate of Designation"). When issued, the Series B-2 Shares will be entitled to receive dividends at a rate of 7% per annum. Unless all dividends on the outstanding Series B-2 Shares shall have been paid, no dividends or other distributions may be paid to the holders of Common Stock. Upon a liquidation, dissolution or winding-up of AdStar, Tribune or the holder of the Series B-2 Shares will be entitled to receive a liquidation preference equal to the Series B-2 Purchase Price, plus all accrued but unpaid dividends, before any liquidating distribution may be made with respect to the Common Stock. After such liquidation preference is paid, the holder of the Series B-2 Shares will share equally, on an as converted basis, with all other the holders of AdStar capital stock. The Series B-2 Shares will be convertible into shares of Common Stock at a ratio of one share of Common Stock for each Series B-2 Share. The conversion ratio is subject to anti-dilution adjustment under certain circumstances to be set forth in the Series B-2 Certificate of Designation, which will be substantially similar to the anti-dilution provisions set forth in the Series A Certificate of Designation. Tribune will have the option to convert the Series B-2 Shares to Common Stock at any time. The Series B-2 Shares will automatically convert to Common Stock following the 24-month anniversary of the achievement of a certain price target for the Common

                                                              Page 5 of 11 Pages


Stock, to be more specifically set forth in the Series B-2 Certificate of Designation. Tribune will have the right to vote the Series B-2 Shares together with the holders of Common Stock as a single class on all matters, including the election of directors, submitted to AdStar's stockholders for a vote. Pursuant to the Series B-2 Certificate of Designation, AdStar will grant Tribune preemptive rights to purchase a pro-rata amount of any new securities issued by AdStar.

Registration Rights Agreement.

         In connection with the Series A Purchase Agreement, AdStar and Tribune entered into a Registration Rights Agreement, which was amended and restated in connection with the Series B Purchase Agreement. A copy of the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") is filed as Exhibit 5 hereto. Pursuant to the Registration Rights Agreement, at any time after the date of the Registration Rights Agreement, holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement) may request AdStar to prepare and file a shelf registration statement on Form S-3, or such other form as AdStar may at the time be eligible to use for the registration of securities under the Securities Act of 1933, providing for the sale by the holders of all or a portion of the Registrable Securities.

Governance Agreement.

         In connection with the Series A Purchase Agreement, AdStar and Tribune entered into a Governance Agreement, which was amended and restated in connection with the Series B Purchase Agreement. A copy of the Amended and Restated Governance Agreement (the "Governance Agreement") is filed as Exhibit 6 hereto. The Governance Agreement provides that for so long as Tribune or any of its affiliates beneficially own, in the aggregate, at least 50% of the aggregate outstanding shares of (i) the Series B-1 Shares, the Series B-2 Shares or the Series A Shares, (ii) any capital stock issued upon conversion of the Series B-1Shares, the Series B-2 Shares or the Series A Shares or (iii) any capital stock issued with respect to the Series B-1 Shares, the Series B-2 Shares or the Series A Shares by way of stock split or in connection with a recapitalization, merger, consolidation or other reorganization, Tribune will have the right to designate up to two nominees to serve on AdStar's board of directors and for so long as Tribune or any of its affiliates beneficially own, in the aggregate, less than 50%, but at least 33% of (i) the Series B-1 Shares, the Series B-2 Shares or the Series A Shares, (ii) any capital stock issued upon conversion of the Series B-1 Shares, the Series B-2 Shares or the Series A Shares or (iii) any capital stock issued with respect to the Series B-1 Shares, the Series B-2 Shares or the Series A Shares by way of stock split or in connection with a recapitalization, merger, consolidation or other reorganization, Tribune shall have the right to designate one nominee to serve on AdStar's board of directors.

Other Agreements.

         In connection with the Series A Purchase Agreement, Tribune and AdStar entered into a Software Development and Deployment Agreement, dated as of March 18, 2002 (the "Deployment Agreement"), a copy of which is filed as Exhibit 7 hereto. Pursuant to the Deployment Agreement, AdStar has agreed, among other things, to develop, customize and deploy for the benefit of Tribune, its affiliates and CareerBuilder, Inc., certain software modules (the "Modules") and to grant Tribune license rights to use the Modules, all as described in the Deployment Agreement.

         Tribune and AdStar entered into a Second Software Development and Deployment Agreement (the "Second Deployment Agreement"), a copy of which is filed as Exhibit 8 hereto, on December 23, 2002 in connection with the Series B Purchase Agreement. The Second Deployment Agreement provides, among other things, that AdStar will develop certain enhancements to the Modules, as more specifically described in the Second Deployment Agreement.

         In addition to the Deployment Agreement and the Second Deployment Agreement, certain affiliates of Tribune have entered into agreements with AdStar for the provision of certain services and technology, including a CareerBuilder Services Agreement dated as of March 18, 2002, between AdStar and CareerBuilder, Inc. and a Newspaper Services Agreement dated as of August 1, 2002 between AdStar and Tribune Publishing Company.

Item 5.  Interest in Securities of the Issuer.

         (a) As of December 23, 2002 Tribune is the beneficial owner of Series A Shares and Series B-1 Shares that are convertible into 2,643,457 shares, or 24.2% of AdStar's Common Stock.

                                                              Page 6 of 11 Pages


         (b) Tribune has the sole power to vote and the sole power to dispose of securities convertible into 2,643,457 shares of AdStar's Common Stock.

         (c) Other than the transaction described in Item 4 above, neither Tribune nor, to the best knowledge of Tribune, any of the individuals named in Schedule A to this Schedule 13D have effected a transaction in shares of AdStar's Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Purchase Agreements, the Registration Rights Agreement and the Governance Agreement described in Item 4 to this Statement, as of the date of filing of this Statement there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Tribune or, to the best of Tribune's knowledge, the persons listed in Item 2 of this Statement and any person with respect to any securities of AdStar.

Item 7. Material to be Filed as Exhibits.

        1 Series A Preferred Stock Purchase Agreement, dated as of March 18, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of AdStar filed on March 25, 2002).

        2 Series B Preferred Stock Purchase Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

        3 Certificate of Designation of Series A Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of AdStar filed on March 25,
              2002).

        4. Certificate of Designation of Series B-1 Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of AdStar filed on December 31,
              2002).

        5. Amended and Restated Registration Rights Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

        6. Amended and Restated Governance Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

        7. Software Development and Deployment Agreement, dated as of March 18, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of AdStar filed on March 25, 2002).

        8. Second Software Development and Deployment Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

                                                              Page 7 of 11 Pages





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 2, 2003.

                                       TRIBUNE COMPANY

                                       By:   /s/    Mark W. Hianik
                                            ------------------------------------
                                            Name:    Mark W. Hianik

                                            Title:   Vice President,
                                                     Assistant General Counsel
                                                     and Assistant Secretary

                                  Exhibit Index

 Exhibit No.                        Description
 ----------                         -----------

     1 Series A Preferred Stock Purchase Agreement, dated as of March 18, 2002, between Tribune and AdStar (incorporated by reference to Exhibit
          10.1 to the Current Report on Form 8-K of AdStar filed on March 25,
          2002).

     2 Series B Preferred Stock Purchase Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit
          10.1 to the Current Report on Form 8-K of AdStar filed on December 31,
          2002).

     3 Certificate of Designation of Series A Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of AdStar filed on March 25, 2002).

     4 Certificate of Designation of Series B-1 Convertible Preferred Stock of AdStar (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

     5 Amended and Restated Registration Rights Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

     6 Amended and Restated Governance Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit
          10.4 to the Current Report on Form 8-K of AdStar filed on December 31,
          2002).

     7 Software Development and Deployment Agreement, dated as of March 18, 2002, between Tribune and AdStar (incorporated by reference to Exhibit
          10.2 to the Current Report on Form 8-K of AdStar filed on March 25,
          2002).

     8 Second Software Development and Deployment Agreement, dated as of December 23, 2002, between Tribune and AdStar (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of AdStar filed on December 31, 2002).

                                   SCHEDULE A

                            TRIBUNE COMPANY DIRECTORS

                                         PRESENT                                PRESENT
NAME                                     BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----                                     ----------------                       --------------------
Jeffrey Chandler                         P.O. Box 1192                          President and Chief Executive
                                         6108 Paseo Delicias                    Officer, Chandler Ranch Company;
                                         Rancho Santa Fe, CA 92067              President and Chief Executive
                                                                                Officer, Western Telecommunications,
                                                                                Inc.

Dennis J. FitzSimons                     Tribune Company                        Chief Executive Officer and
                                         435 N. Michigan Ave.                   President, Tribune Company;
                                         Chicago, IL 60611                      President, Tribune Broadcasting
                                                                                Company

Jack Fuller                              Tribune Publishing Company             President, Tribune Publishing Company
                                         435 N. Michigan Ave.
                                         Chicago, IL 60611

Roger Goodan                             Schlumberger Information Solutions     Vice President, Schlumberger
                                         5399 San Felipe, Suite 1700            Information Solutions
                                         Houston, TX  77056

Enrique Hernandez , Jr.                  Inter-Con Security Systems             Chairman and Chief Executive
                                         210 South DeLacey Avenue               Officer, Inter-Con Security Systems,
                                         Pasadena, CA 91805                     Inc.

Betsy D. Holden                          Kraft Foods, Inc.                      Co-Chief Executive Officer, Kraft
                                         3 Lakes Drive                          Foods, Inc.; President and Chief
                                         Northfield, IL 60093                   Executive Officer, Kraft Foods North
                                                                                America

John W. Madigan                          Tribune Company                        Chairman, Tribune Company
                                         435 N. Michigan Ave.
                                         Chicago, IL 60611

Nancy Hicks Maynard                      25 Central Park West                   President, Maynard Partners
                                         New York, NY                           Incorporated
                                         10023

Robert S. Morrison                       The Quaker Oats Company                Vice Chairman, PepsiCo; Chairman,
                                         555 West Monroe St., Suite 1609        President and Chief Executive
                                         Chicago, IL 60661                      Officer, Quaker Oats Company

James J. O'Connor                        Unicom Corporation                     Retired Chairman and Chief Executive
                                         77 West Wacker Drive, Suite 4130       Officer, Unicom Corporation and
                                         Chicago, IL 60601                      Commonwealth Edison Company

William A. Osborne                       Northern Trust Corporation             Chairman and Chief Executive
                                         50 South LaSalle St.                   Officer, Northern Trust Corporation
                                         Chicago, IL 60675                      and The Northern Trust Company

Patrick G. Ryan                          Aon Corporation                        Chairman, Chief Executive Officer
                                         200 East Randolph                      and Director of Aon Corporation
                                         Chicago, IL 60601

William Stinehart, Jr.                   Gibson, Dunn & Crutcher LLP            Partner, Gibson, Dunn & Crutcher LLP
                                         333 South Grand Avenue
                                         Los Angeles, CA  90071

                                         PRESENT                                PRESENT
NAME                                     BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----                                     ----------------                       --------------------
Dudley S. Taft                           Taft Broadcasting Company              President and Director, Taft
                                         312 Walnut St., Suite 3550             Broadcasting Company
                                         Cincinnati, OH 45202

Kathryn C. Turner                        Standard Technology Inc.               Chairperson and Chief Executive
                                         5200 Leesburg Pike                     Officer, Standard Technology Inc.
                                         3 Skyline Place, Suite 204
                                         Falls Church, VA  22041

                          Citizenship of All Directors

                                   -----------
                                       USA

                       TRIBUNE COMPANY EXECUTIVE OFFICERS


                          PRESENT                           PRESENT
NAME                      BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
----                      ----------------                  --------------------
John W. Madigan           Tribune Company                   Chairman
                          435 N. Michigan
                          Chicago, IL 60611

Dennis FitzSimons         Tribune Company                   Chief Executive Officer and
                          435 N. Michigan Ave.              President, Tribune Company;
                          Chicago, IL 60611                 President, Tribune Broadcasting
                                                            Company

Jack Fuller               Tribune Publishing                President, Tribune Publishing Company
                          Company
                          435 N. Michigan
                          Chicago, IL 60611

Donald C. Grenesko        Tribune Company                   Senior Vice President, Finance and
                          435 N. Michigan                   Administration
                          Chicago, IL 60611


David D. Hiller           Tribune Interactive               President, Tribune Interactive
                          435 N. Michigan
                          Chicago, IL 60611

Crane H. Kenney           Tribune Company                   Senior Vice President, General
                          435 N. Michigan Ave.              Counsel and Secretary
                          Chicago, IL 60611

Luis E. Lewin             Tribune Company                   Senior Vice President, Human
                          435 N. Michigan Ave.              Resources
                          Chicago, IL 60611

Patrick J. Mullen         Tribune Broadcasting Company      President, Tribune Television
                          435 N. Michigan
                          Chicago, IL 60611

Ruthellyn Musil           Tribune Company                   Vice President, Corporate Relations
                          435 N. Michigan Ave.
                          Chicago, IL 60611

Andres J. Oleszczuk       Tribune Company                   Senior Vice President, Development
                          435 N. Michigan Ave.
                          Chicago, IL 60611


                      Citizenship of All Executive Officers

                      -------------------------------------

                                       USA